[THE RICEX COMPANY LETTERHEAD]

June 21, 2005

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549
Attn: Jonathan Duersch

Re:	The RiceX Company Form 10-KSB for Fiscal Year Ended December 31, 2004, Filed March 30, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2005, Filed May 16, 2005 SEC File No. 0-24285

Dear Mr. Duersch:

        We are in receipt of your letter dated June 13, 2005 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding the matters discussed in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Commission by The RiceX Company (the “Company”) on March 31, 2005. This letter sets forth the information requested in that letter. For your convenience, the paragraphs included in this letter are numbered to correspond with the issues raised in your letter.

      Comment 1a.

        Expand your disclosure to identify, by contract type, the significant contract terms under which you sell your products. Clearly compare and contrast how you apply each revenue recognition criteria, prescribed by SAB Topic 13A, to your sales contract terms. Refer to SAB Topic 13A.

      Company Explanation.

        The Company derives its revenue primarily from product sales. Product is shipped only when an approved purchase order is received. Products shipped by the Company are generally sold FOB Origin, with the customer taking title to the product once it leaves our warehouse via common carrier. At this point, the price to the customer is fixed and determinable, and collectibility is reasonably assured. On occasion, we enter negotiated sales agreements to provide products to governments in underdeveloped countries. In these situations, each contract is individually evaluated to determine appropriate revenue recognition. Each delivery is generally considered to be a separate unit of accounting for the purposes of revenue recognition and, in all instances, persuasive evidence of an arrangement, delivery, pricing and collectibility must be determined or accomplished, as applicable, before revenue is recognized. In addition, if the contract includes customer acceptance provisions, no revenue is recognized until customer acceptance occurs. The Company is not obligated, under the terms of its contracts, to refund payments for which shipments have been made and, if applicable, accepted, even under circumstances in which the Company would be unable to fulfill the remaining balance of product ordered under the contract.

        For year ended December 31, 2003 zero revenue was recorded from product sales to underdeveloped countries. In the case of underdeveloped country revenue recorded during the year ended December 31, 2004, we received notification of customer acceptance occurring on January 14, 2004 in the amount of $238,900, on June 17, 2004 in the amount of $238,900, and on December 30, 2004 in the amount of $60,870. The amount of revenue recognized, $538,670, was determined pursuant to the terms of the memorandum of understanding between the Company and the customer. The specific amounts of revenue recognized upon each partial shipment of the products was determined by the Company by allocating a portion of the aggregate purchase price to each such shipment, based upon the proportion that the amount of products contained in each such shipment bears to the total amount of products delivered under the memorandum of understanding.

      Comment 1b.

        Expand your disclosures to identify how you account for sales in which a third party financing arrangement is involved, such as those described on page 19.

      Company Explanation.

        Regarding sales from underdeveloped countries in which third party financing is involved, all such revenue derived under these arrangements are historically prepaid prior to any shipments of our product. Revenue is accounted for at the point of shipment FOB Origin, unless accompanied by a memorandum of understanding detailing the requirement of customer acceptance in order to transfer title, in which case revenue is recognized at the time of such acceptance.

      Comment 1c.

        Expand your disclosures to describe your policy concerning royalty revenue recognition and, if significant, separately present royalty revenues as a component of sales on the face of your statement of operations.

      Company Explanation.

        Royalty fees are not significant and are recognized when it is probable that an economic benefit will flow to the Company, the amount of the benefit can be reliably measured and collectibility is reasonably assured. Our policy was not disclosed for the years ended December 31, 2004 and 2003, since royalty revenue was zero.

      Comment 1d.

        Demonstrate how it is appropriate to recognize revenue when products are shipped rather than when delivered and describe how you determined risk of loss had transferred related to sales recorded in fiscal years 2004 and 2003.

      Company Explanation.

        Please refer to our response to Comment 1a, which addresses revenue recognition when products are shipped and identifies the manner in which risk of loss is transferred.

        Based on the responses provided to the Commission in this letter, and on the information in the Company’s financial statements and the related notes set forth in the Company’s reports which are the subject of this letter, the Company proposes and hereby requests that the expanded disclosure explained above be made in all future reports of the Company.

        Please contact directly the attorney for the Company, Deepak Nanda, Esq., at (310) 975-7912, with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

        Thank you for your consideration.

THE RICEX COMPANY

By: /s/ Todd C. Crow
Todd C. Crow
Chief Financial Officer

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